# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dada Nexus Limited, CIK 0001793862
CUSIP: 23344D108
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 22/F, Oriental Fisherman's Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai, China (F4), 200082
Date of event which requires filing of this statement: 01/25/2025
Amends the filing with accession number 0001193125-22-064948
Filed by CIK 0001549802
Persons authorized to receive notices and communications: JD.com, Inc., 20th Fl, Build A, No.18 Kechuang 11 St, Yizhuang Eco & Tech Dev Zone, Daxing Dis, Bejing, China (F4), 101000, 86 10 8911-8888

## Reporting persons
- JD.com, Inc. (CIK 0001549802): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 657,224,518; sole dispositive power 0; shared dispositive power 657,224,518; aggregate amount beneficially owned 657,224,518 (63.4% of the class)
  Comment: (1) Includes (i) 543,635,690 ordinary shares of the issuer directly held by JD Sunflower Investment Limited and (ii) 113,588,828 ordinary shares of the issuer (including 6,526,887 ADSs) directly held by Windcreek Limited. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which in turn is a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively in the issuer and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.
  (2) The percentage is calculated based on a total of 1,036,659,038 ordinary shares of the issuer issued and outstanding as of December 31, 2024.
- JD.com Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 657,224,518; sole dispositive power 0; shared dispositive power 657,224,518; aggregate amount beneficially owned 657,224,518 (63.4% of the class)
  Comment: (1) Includes (i) 543,635,690 ordinary shares of the issuer directly held by JD Sunflower Investment Limited and (ii) 113,588,828 ordinary shares of the issuer (including 6,526,887 ADSs) directly held by Windcreek Limited. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which in turn is a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively in the issuer and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.
  (2) The percentage is calculated based on a total of 1,036,659,038 ordinary shares of the issuer issued and outstanding as of December 31, 2024.
- JD Sunflower Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 543,635,690; sole dispositive power 0; shared dispositive power 543,635,690; aggregate amount beneficially owned 543,635,690 (52.4% of the class)
  Comment: (1) The percentage is calculated based on a total of 1,036,659,038 ordinary shares of the issuer issued and outstanding as of December 31, 2024.
- Windcreek Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 113,588,828; sole dispositive power 0; shared dispositive power 113,588,828; aggregate amount beneficially owned 113,588,828 (11% of the class)
  Comment: (1) Includes (i) 87,481,280 ordinary shares and (ii) 26,107,548 ordinary shares in the form of 6,526,887 ADSs of the issuer directly held by Windcreek Limited.
  (2) The percentage is calculated based on a total of 1,036,659,038 ordinary shares of the issuer issued and outstanding as of December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Dada Nexus Limited
Address of issuer's principal executive offices: 22/F, Oriental Fisherman's Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai, China (F4), 200082
Comment:
This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on March 4, 2022 (the "Original Schedule 13D"), as amended by an amendment No. 1 on April 26, 2023 (the "Amendment No. 1"), an amendment No. 2 on April 28, 2023 (the "Amendment No. 2") and an amendment No. 3 on September 16, 2024 (the "Amendment No. 3" and, together with the Original Schedule 13D, the Amendment No. 1 and the Amendment No. 2, the "Statement") filed by JD.com, Inc. ("JD"), JD.com Investment Limited ("JD Investment"), JD Sunflower Investment Limited ("JD Sunflower") and Windcreek Limited (each a "Reporting Person" and collectively, the "Reporting Persons"), with respect to ordinary shares, par value $0.0001 per share, of Dada Nexus Limited, a company incorporated under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at 22/F, Oriental Fisherman's Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai 200082, People's Republic of China.
Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Statement. Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Statement.

## Item 2. Identity and Background
Name of person filing:
Schedule A (attached as Exhibit 99.A) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the persons listed in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Criminal convictions in the last five years: See Item 2(a) above
Civil proceedings (securities laws) in the last five years: See Item 2(a) above

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by the following:

On January 25, 2025, JD submitted a preliminary non-binding proposal (the "Proposal") to the Issuer's board of directors. In the Proposal, JD proposed to acquire all the Ordinary Shares not currently held by the Reporting Persons for US$0.5 per share or US$2.0 per ADS in cash. It is anticipated that the acquisition of the Ordinary Shares not currently held by the Reporting Persons will be funded by JD's and/or the other Reporting Persons' available cash.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On January 25, 2025, JD submitted the Proposal to the Issuer's board of directors, proposing to acquire all the Ordinary Shares not currently held by the Reporting Persons for US$0.5 per share or US$2.0 per ADS in cash.
The transactions contemplated by the Proposal (the "Proposed Transaction") is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive agreement and other related agreements mutually acceptable in form and substance to JD and the Issuer. Neither JD nor the Issuer is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the ADSs of the Issuer would be delisted from the Nasdaq Global Select Market, and the Issuer's obligation to file periodic reports under the Securities Exchange Act of 1934, as amended, would terminate.

The descriptions of the Proposal in this Amendment No. 4 are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.9 and incorporated herein by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and supplemented by the following:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 4 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference in this Item 5.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any ordinary shares of the Issuer or has the right to acquire any ordinary shares of the Issuer.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares of the Issuer that they may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by the following:

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by the following:

Exhibit 99.9 - Non-Binding Proposal Letter from JD to the Issuer's Board of Directors, dated January 25, 2025

Exhibit 99.A - Schedule A

## Signatures
- JD.com, Inc.: /s/ Sandy Ran Xu, Sandy Ran Xu, Director and Chief Executive Officer (01/29/2025)
- JD.com Investment Limited: /s/ Nani Wang, Nani Wang, Director (01/29/2025)
- JD Sunflower Investment Limited: /s/ Nani Wang, Nani Wang, Director (01/29/2025)
- Windcreek Limited: /s/ Nani Wang, Nani Wang, Director (01/29/2025)